Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 19, 2010

Registration No. 333-162945

This free writing prospectus should be read together with the Company’s Registration Statement on Form S-1 (File No. 333-162945) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the Registration Statement.

May 19, 2010 Press Release

TRIUS THERAPEUTICS AWARDED U.S. DEPARTMENT OF DEFENSE CONTRACT TO DEVELOP NOVEL ANTIBIOTICS

Funding of up to $29.5 Million to Discover New Antibiotics to Treat Infections Caused by Gram-Negative Pathogens

San Diego, CA, May 19, 2010 – Trius Therapeutics, Inc. today announced that it has been awarded a new four and a half year contract from the Defense Threat Reduction Agency (DTRA), an agency within the U.S. Department of Defense, for the development of novel antibiotics directed against gram-negative bacterial pathogens. Trius may receive up to $29.5 million in support of development efforts under the new DTRA contract, which is funded as part of DTRA’s Transformational Medical Technologies Initiative (TMTI). Pursuant to the contract, Trius will apply its proprietary Focused Antisense Screening Technology (FAST) discovery platform to identify the targets of antibacterial compounds from marine natural product libraries developed in the laboratory of Dr. William Fenical, Distinguished Professor of Oceanography at Scripps Institution of Oceanography at UC San Diego. Trius will then apply its structure-based drug design and development capabilities in an effort to optimize promising antibacterial compounds for activity against gram-negative biodefense pathogens such as Yersinia pestis, Francisella tularensis and Burkholderia pseudomallei. Trius believes that these compounds will also be active against gram-negative pathogens involved in common hospital acquired infections.

This is the second government-funded research contract that has been awarded to Trius. In September of 2008, Trius entered into a five-year contract with the National Institute of Allergies and Infectious Disease (NIAID), a component of the National Institutes of Health, under which Trius may receive up to $27.7 million.

About DTRA & TMTI

DTRA was founded in 1998 to integrate and focus the capabilities of the U.S. Department of Defense that address the weapons of mass destruction (WMD) threat. The mission of DTRA is to safeguard America and its allies from WMD (chemical, biological, radiological, nuclear and high yield explosives) by providing capabilities to reduce, eliminate and counter the threat, and mitigate its effects. Under DTRA, U.S. Department of Defense resources, expertise and capabilities are combined to ensure the United States remains ready and able to address the present and future WMD threats.

TMTI was pioneered by the U.S. Department of Defense in 2006 to better prepare and protect the warfighter and the nation from emerging, genetically engineered and unknown biothreat agents. It provides a novel response capability that spans the identification of pathogens to the development of medical countermeasures.

About Trius Therapeutics

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. The company’s first product candidate, torezolid phosphate, is an IV and orally administered second generation oxazolidinone being developed for the treatment of serious gram-positive infections, including those caused by MRSA. In addition to the company’s torezolid phosphate clinical program, it is currently conducting a preclinical program using its proprietary discovery platform to develop antibiotics to treat infections caused by bacteria of the gram-negative category. For more information, visit www.triusrx.com.

This press release contains forward-looking statements regarding Trius’ planned activities under the DTRA and NIAID contracts, the aggregate amount of funding to be received under these contracts and the results of development efforts under these contracts, including the activity of any identified compounds. Actual results may differ materially from those in these forward-looking statements. For a further description of the risks associated with these statements, as well as other risks facing Trius, please see the risk factors described in the Company’s Registration Statement on Form S-1 that was originally filed with the United States Securities and Exchange Commission on November 6, 2009, and the amendments thereto, including those factors discussed under the caption “Risk Factors” in such filings. Forward-looking statements speak only as of the date of this release, and Trius undertakes no obligation to update or revise these statements, except as may be required by law.

# # # #

Contact:

Jason Spark at Canale Communications

jason@canalecomm.com

619-849-6005

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1356857/000119312510039625/ds1a.htm. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling us at 1-858-452-0370.